NEWS RELEASE

Canarc Closes $1.6 M First Tranche of Private Placement Financing

Vancouver, Canada – March 3, 2016 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) is pleased to announce that it has closed the first tranche of its previously announced private placement equity financing.

The first tranche of the private placement consisted of 17,705,152 units priced at CAD$0.09 each for total proceeds of CAD$1,593,464.

Each unit is comprised of one common share and one-half share purchase warrant.   Each warrant entitles the holder to purchase one additional share at CAD$0.12 for a three year period. The shares and units are subject to a four-month plus one day hold period from the closing date of the private placement.

The net proceeds of the unit private placement will be used for working capital purposes.

 “Catalin Chiloflischi”

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Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp.:

Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on advancing its high grade, underground El Compas gold-silver mine in Zacatecas, Mexico to production. Canarc also owns the high grade, New Polaris gold mine project in BC, Canada and is seeking a partner to drill its prospective Windfall Hills gold property in BC.

For More Information, Contact:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the completion of the Private Placement, the gross proceeds raised in the Private Placement, the planned use of proceeds from the Private Placement, receipt of regulatory approval of the Private Placement, and any future financing or development plans of the Company. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to regulatory approval; changes in metals prices; changes in metals recovery rates; changes in capital or operating expenditure requirements; uncertainties inherent in the estimation of mineral resources; commodity prices; the ability of the Company to raise sufficient financing for the development of a mine on the El Compas property; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Forward-looking statements are based on assumptions that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained and that there will be no significant disruptions affecting the Company or its properties.